Brent B. Siler

T: +1 202 728 7040

bsiler@cooley.com

VIA EDGAR

April 3, 2015

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attn:	Mr. Jeffrey Riedler
Ms. Keira Nakada
Mr. Jim Rosenberg
Mr. Preston Brewer
Mr. Daniel Greenspan

Re:	KemPharm, Inc.
Registration Statement on Form S-1
Filed March 11, 2015
File No. 333-202660

Ladies and Gentlemen:

On behalf of our client, KemPharm, Inc. (the “Company”), we are responding to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 31, 2015 (the “Comment Letter”) relating to the Company’s above referenced Registration Statement on Form S-1 filed on March 11, 2015 (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed on April 3, 2015 (the “Amendment”). For the Staff’s reference, we are also delivering both a clean copy of the Amendment and a copy marked to show all changes from the Registration Statement filed on March 11, 2015.

Set forth below are the Company’s responses to the Staff’s comments set forth in the Comment Letter. The numbering of the paragraph below corresponds to the numbering of the comment, which for your convenience we have incorporated into this response letter.

Non-Management Directors, page 126

1.	Please expand the discussion concerning Mr. Tierney to provide a discussion of his employment, if any, during 2012.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

April 3, 2015

Page Two

Response to Comment 1:

The Company respectfully advises the Staff that Dr. Tierney was not employed during 2012. Accordingly, as discussed with the Staff, the Company has not expanded its discussion concerning Dr. Tierney in the Amendment.

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The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *

Please fax any additional comment letters concerning the Amendment to (202) 842-7899 and direct any questions or comments concerning this response letter to either the undersigned at (202) 728-7040 or Matthew P. Dubofsky, of Cooley LLP’s Colorado office, at (720) 566-4244.

Sincerely,

Cooley LLP

/s/ Brent B. Siler
Brent B. Siler

cc:	Gordon K. Johnson, KemPharm, Inc.
James C. T. Linfield, Cooley LLP
Matthew P. Dubofsky, Cooley LLP
David W. Pollak, Morgan, Lewis & Bockius LLP

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM